UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: September 24, 2019

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Additional Information on Disclosure of Conditional Share Subscription Agreement of PT Fintek Karya Nusantara by Investors.

PT TELKOM INDONESIA (PERSERO) TBK

INFORMATION TO INVESTOR

No. TEL. 162/LP 000/COP-I5000000/2019

Additional Information on Disclosure of Conditional Share Subscription Agreement of PT Fintek Karya Nusantara by Investors

In order to comply with the Bapepam-LK’s Regulation Number IX.E.1 regarding Affiliated Transaction and Certain Transaction with Conflict of Interest, we provide additional information in regard with Approach and Valuation Method used by Certified and Registered Public Appraisal Yanuar Bey dan Rekan (“KJPP Y&R”), as follows:

Method used in the valuation of Intangible Asset (“ATB”) related IT Platform is the Replacement Cost New Method. The implementation of this method is based on the identification of valuated ATB, namely:

a.	Software is an ATB that supports businesses to generate revenue, not in the form of contracts or marketing networks.
b.	Software generally ATB that continues to develop rapidly, so to appraise the functional value is not appropriate to use the revenue approach.

In case of appraisers using the cost approach, then the condition apply that the appraisal cannot use the cost-based approach to appraise intangible asset that its service potential is not equivalent to the acquisition price, such as brand development cost or publishing title that are difficult to determine and valuing intangible asset which last for years and does not make positive contribution to the company’s revenue. Examples of intangible assets that might be used in the cost approach are self-developed software, web pages and trained workforce.

The cost-based approach can only be used in terms of meeting the requirements of at least the intangible assets doesn’t have any revenue that can be identified or do not directly generate cash flow, feasible comparable market data on intangible assets is not available and the equivalent and similar last transaction on the intangible assets is not sufficient enough to support the market approach.

This information is additional information to Affiliated-party Transaction Disclosure regarding Disclosure of Conditional Share Subscription Agreement of PT Fintek Karya Nusantara by The Investors.

Sincerely yours,

/s/ Andi Setiawan

Andi Setiawan

VP Investor Relation

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	: 62-21-5215109
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Other than telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.

About PT Fintek Karya Nusantara (“Finarya”)

Finarya is payment system services company and subsidiary of Telkomsel.